UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
OF MANAGEMENT INVESTMENT COMPANIES

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File Number: 814-00672				Date examination completed: December 09, 2008
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: NGP Capital Resources Company
4. Address of principal executive office (number, street, city, state, zip code): 1221 McKinney Street, Suite 2975, Houston, Texas 77010

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

March 11, 2009
PricewaterhouseCoopers LLP
201 Louisiana, Suite 2900
Houston, Texas 77002

To Whom It May Concern:

We, as members of management of NGP Capital Resources Company (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 9, 2008, and from October 3, 2008 through December 9, 2008.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of December 9, 2008, and from October 3, 2008 through December 9, 2008, with respect to securities reflected in the investment account of the Company.

NGP Capital Resources Company

By:

/s/ Stephen K. Gardner
Stephen K. Gardner
Chief Financial Officer and Treasurer

March 11, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
NGP Capital Resources Company

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that NGP Capital Resources Company (the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 9, 2008. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 9, 2008, and with respect to agreement of security purchases and sales, for the period from October 3, 2008 (the date of our last examination), through December 9, 2008:

- Count and inspection of all securities located in the vault of Wells Fargo Corporate Trust Services in Houston, TX without prior notice to management;

- Confirmation of all securities held by institutions in book entry form from Bank of America, SunTrust and Barclays;

- Reconciliation of all such securities to the books and records of the Company and the Custodian;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that NGP Capital Resources Company complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 9, 2008 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of NGP Capital Resources Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 13, 2009